DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06026001

February 21, 2006

RECD S.E.C.
FEB 2 3 2006
1086

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

Re: CIGNA Corporation
Incoming letter dated December 22, 2005

Dear Mr. Dye:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to CIGNA by Raymond B. Ruddy. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

Rule 14a-8(b)
Rule 14a-8(f)
Rule 14a-8(i)(7)

December 22, 2005

BY OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentlemen:

We are writing on behalf of CIGNA Corporation pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of CIGNA's intention to exclude from its proxy materials for its 2006 annual meeting of shareholders a shareholder proposal (the "Proposal") received from Raymond B. Ruddy. We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if CIGNA excludes the Proposal from its 2006 proxy materials for the reasons set forth below.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. A copy of Mr. Ruddy's letter dated November 7, 2005 containing the Proposal and its supporting statement is attached as Exhibit A. By copy of this letter, CIGNA has notified Mr. Ruddy of its intention to exclude the Proposal and supporting statement from the 2006 proxy materials.

CIGNA intends to file its definitive proxy materials on or about March 15, 2006.

The Proposal

The Proposal requests that the board of directors implement a policy of listing all of CIGNA's charitable contributions on the company's website. The supporting statement that accompanies the Proposal explains the proponent's reason for seeking website disclosure, stating that "some potential recipients of charitable funds promote same sex marriages" and "some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year."

Bases for Exclusion

CIGNA believes that the Proposal and its supporting statement may be excluded from CIGNA's 2006 proxy materials on both procedural and substantive bases. CIGNA believes the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the proponent has not provided evidence that he is a beneficial owner of CIGNA stock. Additionally, CIGNA believes the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to CIGNA's ordinary business operations.

The Proposal is Excludable under Rules 14a-8(b) and 14a-8(f)(1)

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for a minimum of one year prior to the date the proposal is submitted. Rule 14a-8(f)(1) states that, if a proponent fails to provide evidence of such ownership, the company must provide the proponent with a notice of deficiency within 14 days after receipt of the proposal. If the proponent does not provide sufficient evidence that it has satisfied the ownership requirements within 14 days of receipt of the company's notice of deficiency, the proposal may be excluded under Rule 14a-8(f)(1).

CIGNA received the Proposal on November 14, 2005. The proponent does not appear as a record holder of CIGNA's common stock, but the proponent attached to the Proposal a letter from his "investment advisor" stating that the proponent has owned at least 100 shares of CIGNA's stock for at least one year. CIGNA sent a letter to the proponent on November 17, 2005, by overnight delivery, advising the proponent of its failure to comply with Rule 14a-8(b), as a letter from an investment advisor is insufficient to prove beneficial ownership. CIGNA's letter requested proof of beneficial ownership of CIGNA's common stock, informed the proponent the letter submitted by the investment advisor did not provide any proof that such advisor is the record holder of the CIGNA shares allegedly beneficially owned by the proponent, explained that the proponent could remedy the defect in its submission by providing brokerage statements, and stated that the proponent must respond within 14 days from the date of its receipt of the letter. On November 29, 2005, CIGNA received a letter from a different "investment advisor," again stating that the proponent has owned 100 shares of CIGNA stock since November 4, 2002. Copies of CIGNA's letter to the proponent, and the letters CIGNA received from the two investment advisors, are attached as Exhibit B.

Rule 14a-8(b)(2) sets forth what constitutes acceptable proof of ownership of the requisite number of shares of a company's stock. Adequate proof consists of "a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The proponent's investment advisors do not represent that they are record owners of the CIGNA stock and do not appear as record owners on CIGNA's stock ledger. Accordingly, the investment advisors' letters fail to constitute adequate proof of ownership.

In some cases, the staff has found that, where a bank or broker submits proof of ownership on behalf of a proponent, that proof is sufficient, even though CEDE, Inc. is the actual holder of record. The staff appears to have based that position on the conclusion that CEDE, Inc. is acting as an *agent* for the bank or broker. *See, e.g., Dillard Department Stores, Inc.* (March 4, 1999). In this case, however, the documentary proof comes from the proponent's "investment advisors," who do not represent that they (or CEDE, for that matter) are record holders of the proponent's stock. The staff has previously permitted omission of a shareholder proposal where the proponent sought to establish proof of ownership through a letter from the proponent's "investment manager." See *Coca Cola Co.* (January 10, 2001). See also *Crown Holdings, Inc.* (January 27, 2005); *Motorola, Inc.* (January 10, 2005). Because the proponent failed to supply evidence showing that it satisfied the eligibility requirements of Rule 14a-8(b), we believe that the Proposal may be excluded from CIGNA's 2006 proxy materials.

The Proposal Relates to CIGNA's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The rule acknowledges that the corporate laws of most states (including Delaware, CIGNA's state of incorporation) provide that the day-to-day operations of the business of a corporation are properly left to the board of directors and management, and not to the shareholders. The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. See Release No. 34-12999 (November 22, 1999).

The Delaware General Corporation Law grants every corporation the specific power to "make donations for the public welfare or for charitable, scientific or educational purposes..." D.G.C.L. Section 122(9). The giving of contributions is therefore considered under Delaware corporation law to be within "ordinary business operations." Accordingly, decisions regarding the disclosure, timing, amount and recipients of charitable contributions are, as a matter of state law, ordinary business decisions of CIGNA and of the Foundation.

In prior no-action letters, the staff has repeatedly supported the position that a company's selection of charitable organizations to which to make contributions involves ordinary business decisions which are best left to the discretion of the company's management. See, e.g., *Lucent Technologies* (October 3, 2002) (proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); *American Home Products Corporation* (March 4, 2002) (proposal requesting formation of a committee to study the impact of charitable contributions on the business of the company); *Schering-Plough Corporation* (March 4, 2002) (same). Exclusion is especially appropriate where, as here, the proposal seeks to micro-manage the company's charitable giving program by seeking to exclude specified charities or types of charities from the company's charitable giving program. See, e.g. *Bank of America Corp.* (January 24, 2003) (proposal sought to prohibit charitable contributions to Planned Parenthood and organizations that support abortion); *Colgate-Palmolive Company* (February 10, 1997) (proposal requested that company make no charitable contributions to organizations that perform abortions).

Even where a proponent's resolution does not target specific charities or types of charities, the staff allows exclusion of the proposal if the supporting statement makes clear that the proposal in fact would serve as a shareholder referendum on donations to a particular charity or type of charity. See, e.g., *American Home Products Corporation* (March 4, 2002) (supporting statement opposed abortion); *Schering-Plough Corporation* (March 4, 2002) (supporting statement opposed abortion). Like the proposals involved in the cited letters, the Proposal seeks to limit CIGNA's ability to make contributions to certain types of charitable organizations, specifically ones that may be tolerant of abortion or same-sex marriage. This limited focus is apparent from the statements in the supporting statement that "[o]ur company is the subject of a boycott by Life Decisions International because of certain charitable contributions," "some potential recipients of charitable funds promote same sex marriages," and "some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year." Given that the proponent's supporting statement makes clear that the Proposal is intended to address charitable contributions to organizations that tolerate abortion or same-sex marriage, we believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the 2006 proxy materials.

If you have any questions or need additional information, please free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by fax at (202) 637-5910.

Very truly yours,

Alan L. Dye

Alan L. Dye

cc: Raymond B. Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

RECEIVED
NOV 14 2005

November 7, 2005

Carol J. Ward, Corporate Secretary
Cigna Corporation
One Liberty Place
1650 Market St.
Philadelphia, PA 19192

Dear Ms. Ward:

I am the owner of 100 shares of Cigna common stock. I have continuously owned these shares for over one year and intend to own them through the time of the next annual meeting. At that meeting, I wish to present the following proposal.

Whereas, Thomas Jefferson said in A *Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Whereas, charitable contributions should serve to enhance shareholder value.

Whereas, our company has given money to charitable groups involved in abortion and other activities.

Whereas, our company respects diverse religious beliefs. It should try not to offend these beliefs wherever possible.

Whereas, our company is the subject of a boycott by Life Decisions International because of certain charitable contributions.

Whereas, mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund will not invest in our company because of contributions to certain groups.

Whereas, some potential recipients of charitable funds promote same sex marriages.

Resolved: The shareholders request the Board of Directors to implement a policy listing all charitable contributions on the company website.

Supporting Statement: Full disclosure is integral to good corporate governance. Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. People did not invest in this company so a portion of their investment could be given to someone else's favorite charity. In fact, some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year. How such contributions contribute to shareholder value would be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,

Raymond B. Ruddy

Thomas Strobhar Financial
Suite 820
211 S. Main Street
Dayton, OH 45402

RECEIVED
NOV 14 2005

November 4, 2005

Carol J. Ward, Corporate Secretary
Cigna Corporation
One Liberty Place
1650 Market St.
Philadelphia, PA 19192

Re: Raymond B. Ruddy

Dear Ms. Ward:

At the request of Raymond B. Ruddy, I am writing to inform you that I serve as Mr. Ruddy's financial adviser. Also, Mr. Ruddy has asked me to verify for you his ownership of Textron common stock.

Mr. Ruddy has owned at least 100 shares of Cigna common stock for a period longer than one year. Furthermore, Mr. Ruddy has instructed me not to sell these shares without his prior approval.

You may contact me at 937/226-1300 if any additional information is needed.

Sincerely,

Thomas Strobhar

Phone: (937) 226-1300, (888)438-0800 Fax: (937) 226-1338
tstrobhar@sbcglobal.net

Carol J. Ward
Corporate Secretary & Compliance Officer
CIGNA Corporation

November 17, 2005

Routing OI 55
1650 Market Street
Philadelphia, PA 19192
Telephone 215.761.6031
Facsimile 215.761.5518
carol.ward@cigna.com

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

OVERNIGHT VIA UPS

Dear Mr. Ruddy:

This letter acknowledges receipt on November 14, 2005 of your November 7, 2005 letter requesting that CIGNA Corporation include a shareholder proposal in its proxy statement for its 2006 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. I look forward to discussing your proposal and concerns with you. I will contact you shortly.

I would like to call to your attention one procedural aspect of the process. Rule 14a-8(b)(2)(i) requires that you submit a written statement from the "record" holder of your securities (usually your broker or a bank) verifying that, at the time you submitted your proposal, you continuously held CIGNA common stock for at least one year. The letter you submitted from Mr. Strobhar indicates that he is your financial advisor but there is no evidence from the letter that he is the holder of record of the shares of CIGNA Corporation common stock you state you beneficially own. CIGNA Corporation requests that you provide documentary support in the form of one or more brokerage statements showing that you have been a beneficial owner of those shares of CIGNA Corporation common stock since at least November 4, 2004. If this deficiency is not remedied within 14 days from the date you received this notification letter, CIGNA Corporation will have the right to exclude your proposal.

Sincerely,

Carol J. Ward

EC 14 2005 12:19 FR CIGNA/TL48D 215 761 5715 TO 812026375910 P.08/08

RECEIVED
NOV 29 2005

CALIBRE November 28, 2005

Ms. Carol J. Ward
CIGNA Corporation
1650 Market Street
Philadelphia, PA 19192

Dear Ms. Ward:

I am the financial advisor for Raymond Ruddy. Please contact me at (781) 893-8040 if you have any questions regarding the enclosed documentation.

Sincerely,

John H. Biebel

John H. Biebel, J.D., CFP®
Director, Client Management
john.biebel@calibre.com

Enclosures

cc: Raymond B. Ruddy

RECEIVED
NOV 29 2005

Via US Mail

November 28, 2005

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of CIGNA Corporation

Dear Ray:

Please let this letter serve as confirmation that you have continuously owned 100 shares of CIGNA stock since November 4, 2002. You purchased these shares for approximately $3,900, and they are now worth approximately $11,400.

I have delivered a copy of this letter via overnight mail to Carol Ward, Corporate Secretary & Compliance Officer of CIGNA Corporation. Please call me should you have any questions.

Sincerely,

John H. Biebel

John H. Biebel J.D., CFP®
Director, Client Management
john.biebel@calibre.com

cc: Carol J. Ward

RECEIVED

2006 JAN -5 PM 4:03

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 3, 2006
Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madame:

Enclosed you will find the response that I received from Hogan & Hartson, L.L.P. regarding my shareholder proposal to CIGNA Corporation to be included in its proxy materials for the 2006 annual meeting.

I find their reply to be most unfair and highly irrational. I have furnished them with the required documents while they are requesting additional information that involves confidential statements that have no bearing on my request.

In good faith I have furnished letters from two sources which more than illustrates that I am indeed a beneficial owner of the minimum market value of the stock and have held the stock for the minimum of one year prior to the date of the submitted proposal.

Very truly yours,

for Raymond B Ruddy

Raymond B. Ruddy

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

Rule 14a-8(b)
Rule 14a-8(f)
Rule 14a-8(i)(7)

December 22, 2005

BY OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentlemen:

We are writing on behalf of CIGNA Corporation pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of CIGNA's intention to exclude from its proxy materials for its 2006 annual meeting of shareholders a shareholder proposal (the "Proposal") received from Raymond B. Ruddy. We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if CIGNA excludes the Proposal from its 2006 proxy materials for the reasons set forth below.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. A copy of Mr. Ruddy's letter dated November 7, 2005 containing the Proposal and its supporting statement is attached as Exhibit A. By copy of this letter, CIGNA has notified Mr. Ruddy of its intention to exclude the Proposal and supporting statement from the 2006 proxy materials.

CIGNA intends to file its definitive proxy materials on or about March 15, 2006.

The Proposal

The Proposal requests that the board of directors implement a policy of listing all of CIGNA's charitable contributions on the company's website. The supporting statement that accompanies the Proposal explains the proponent's reason for seeking website disclosure, stating that "some potential recipients of charitable funds promote same sex marriages" and "some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year."

Bases for Exclusion

CIGNA believes that the Proposal and its supporting statement may be excluded from CIGNA's 2006 proxy materials on both procedural and substantive bases. CIGNA believes the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the proponent has not provided evidence that he is a beneficial owner of CIGNA stock. Additionally, CIGNA believes the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to CIGNA's ordinary business operations.

The Proposal is Excludable under Rules 14a-8(b) and 14a-8(f)(1)

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for a minimum of one year prior to the date the proposal is submitted. Rule 14a-8(f)(1) states that, if a proponent fails to provide evidence of such ownership, the company must provide the proponent with a notice of deficiency within 14 days after receipt of the proposal. If the proponent does not provide sufficient evidence that it has satisfied the ownership requirements within 14 days of receipt of the company's notice of deficiency, the proposal may be excluded under Rule 14a-8(f)(1).

CIGNA received the Proposal on November 14, 2005. The proponent does not appear as a record holder of CIGNA's common stock, but the proponent attached to the Proposal a letter from his "investment advisor" stating that the proponent has owned at least 100 shares of CIGNA's stock for at least one year. CIGNA sent a letter to the proponent on November 17, 2005, by overnight delivery, advising the proponent of its failure to comply with Rule 14a-8(b), as a letter from an investment advisor is insufficient to prove beneficial ownership. CIGNA's letter requested proof of beneficial ownership of CIGNA's common stock, informed the proponent the letter submitted by the investment advisor did not provide any proof that such advisor is the record holder of the CIGNA shares allegedly beneficially owned by the proponent, explained that the proponent could remedy the defect in its submission by providing brokerage statements, and stated that the proponent must respond within 14 days from the date of its receipt of the letter. On November 29, 2005, CIGNA received a letter from a different "investment advisor," again stating that the proponent has owned 100 shares of CIGNA stock since November 4, 2002. Copies of CIGNA's letter to the proponent, and the letters CIGNA received from the two investment advisors, are attached as <u>Exhibit B</u>.

Rule 14a-8(b)(2) sets forth what constitutes acceptable proof of ownership of the requisite number of shares of a company's stock. Adequate proof consists of "a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The proponent's investment advisors do not represent that they are record owners of the CIGNA stock and do not appear as record owners on CIGNA's stock ledger. Accordingly, the investment advisors' letters fail to constitute adequate proof of ownership.

In some cases, the staff has found that, where a bank or broker submits proof of ownership on behalf of a proponent, that proof is sufficient, even though CEDE, Inc. is the actual holder of record. The staff appears to have based that position on the conclusion that CEDE, Inc. is acting as an *agent* for the bank or broker. *See, e.g., Dillard Department Stores, Inc.* (March 4, 1999). In this case, however, the documentary proof comes from the proponent's "investment advisors," who do not represent that they (or CEDE, for that matter) are record holders of the proponent's stock. The staff has previously permitted omission of a shareholder proposal where the proponent sought to establish proof of ownership through a letter from the proponent's "investment manager." See *Coca Cola Co.* (January 10, 2001). See also *Crown Holdings, Inc.* (January 27, 2005); *Motorola, Inc.* (January 10, 2005). Because the proponent failed to supply evidence showing that it satisfied the eligibility requirements of Rule 14a-8(b), we believe that the Proposal may be excluded from CIGNA's 2006 proxy materials.

The Proposal Relates to CIGNA's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The rule acknowledges that the corporate laws of most states (including Delaware, CIGNA's state of incorporation) provide that the day-to-day operations of the business of a corporation are properly left to the board of directors and management, and not to the shareholders. The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. See Release No. 34-12999 (November 22, 1999).

The Delaware General Corporation Law grants every corporation the specific power to "make donations for the public welfare or for charitable, scientific or educational purposes..." D.G.C.L. Section 122(9). The giving of contributions is therefore considered under Delaware corporation law to be within "ordinary business operations." Accordingly, decisions regarding the disclosure, timing, amount and recipients of charitable contributions are, as a matter of state law, ordinary business decisions of CIGNA and of the Foundation.

In prior no-action letters, the staff has repeatedly supported the position that a company's selection of charitable organizations to which to make contributions involves ordinary business decisions which are best left to the discretion of the company's management. See, e.g., *Lucent Technologies* (October 3, 2002) (proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); *American Home Products Corporation* (March 4, 2002) (proposal requesting formation of a committee to study the impact of charitable contributions on the business of the company); *Schering-Plough Corporation* (March 4, 2002) (same). Exclusion is especially appropriate where, as here, the proposal seeks to micro-manage the company's charitable giving program by seeking to exclude specified charities or types of charities from the company's charitable giving program. See, e.g. *Bank of America Corp.* (January 24, 2003) (proposal sought to prohibit charitable contributions to Planned Parenthood and organizations that support abortion); *Colgate-Palmolive Company* (February 10, 1997) (proposal requested that company make no charitable contributions to organizations that perform abortions).

Even where a proponent's resolution does not target specific charities or types of charities, the staff allows exclusion of the proposal if the supporting statement makes clear that the proposal in fact would serve as a shareholder referendum on donations to a particular charity or type of charity. See, e.g., *American Home Products Corporation* (March 4, 2002) (supporting statement opposed abortion); *Schering-Plough Corporation* (March 4, 2002) (supporting statement opposed abortion). Like the proposals involved in the cited letters, the Proposal seeks to limit CIGNA's ability to make contributions to certain types of charitable organizations, specifically ones that may be tolerant of abortion or same-sex marriage. This limited focus is apparent from the statements in the supporting statement that "[o]ur company is the subject of a boycott by Life Decisions International because of certain charitable contributions," "some potential recipients of charitable funds promote same sex marriages," and "some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year." Given that the proponent's supporting statement makes clear that the Proposal is intended to address charitable contributions to organizations that tolerate abortion or same-sex marriage, we believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the 2006 proxy materials.

If you have any questions or need additional information, please free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by fax at (202) 637-5910.

Very truly yours,

Alan L. Dye

Alan L. Dye

cc: Raymond B. Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

RECEIVED
NOV 14 2005

November 7, 2005

Carol J. Ward, Corporate Secretary
Cigna Corporation
One Liberty Place
1650 Market St.
Philadelphia, PA 19192

Dear Ms. Ward:

I am the owner of 100 shares of Cigna common stock. I have continuously owned these shares for over one year and intend to own them through the time of the next annual meeting. At that meeting, I wish to present the following proposal.

Whereas, Thomas Jefferson said in A *Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Whereas, charitable contributions should serve to enhance shareholder value.

Whereas, our company has given money to charitable groups involved in abortion and other activities.

Whereas, our company respects diverse religious beliefs. It should try not to offend these beliefs wherever possible.

Whereas, our company is the subject of a boycott by Life Decisions International because of certain charitable contributions.

Whereas, mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund will not invest in our company because of contributions to certain groups.

Whereas, some potential recipients of charitable funds promote same sex marriages.

Resolved: The shareholders request the Board of Directors to implement a policy listing all charitable contributions on the company website.

Supporting Statement: Full disclosure is integral to good corporate governance. Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. People did not invest in this company so a portion of their investment could be given to someone else's favorite charity. In fact, some money has gone to Planned Parenthood, a group responsible for almost two thousand abortions per year. How such contributions contribute to shareholder value would be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,

Raymond B. Ruddy

EC 14 2005 12:19 FR CIGNA/TL48D 215 761 5715 TO 812026375910 P.04/08

Thomas Strobhar Financial

Suite 820
211 S. Main Street
Dayton, OH 45402

RECEIVED
NOV 14 2005

November 4, 2005

Carol J. Ward, Corporate Secretary
Cigna Corporation
One Liberty Place
1650 Market St.
Philadelphia, PA 19192

Re: Raymond B. Ruddy

Dear Ms. Ward:

At the request of Raymond B. Ruddy, I am writing to inform you that I serve as Mr. Ruddy's financial adviser. Also, Mr. Ruddy has asked me to verify for you his ownership of Textron common stock.

Mr. Ruddy has owned at least 100 shares of Cigna common stock for a period longer than one year. Furthermore, Mr. Ruddy has instructed me not to sell these shares without his prior approval.

You may contact me at 937/226-1300 if any additional information is needed.

Sincerely,

Thomas Strobhar

Phone: (937) 226-1300, (888)438-0800 Fax: (937) 226-1338
tstrobhar@sbcglobal.net

DEC 14 2005 12:19 FR CIGNA/TL48D 215 761 5715 TO 812026375910 P.05/08

Carol J. Ward
Corporate Secretary & Compliance Officer
CIGNA Corporation

Routing 0155
1650 Market Street
Philadelphia, PA 19192
Telephone 215.761.6031
Facsimile 215.761.5518
carol.ward@cigna.com

November 17, 2005

Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

OVERNIGHT VIA UPS

Dear Mr. Ruddy:

This letter acknowledges receipt on November 14, 2005 of your November 7, 2005 letter requesting that CIGNA Corporation include a shareholder proposal in its proxy statement for its 2006 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. I look forward to discussing your proposal and concerns with you. I will contact you shortly.

I would like to call to your attention one procedural aspect of the process. Rule 14a-8(b)(2)(i) requires that you submit a written statement from the "record" holder of your securities (usually your broker or a bank) verifying that, at the time you submitted your proposal, you continuously held CIGNA common stock for at least one year. The letter you submitted from Mr. Strobhar indicates that he is your financial advisor but there is no evidence from the letter that he is the holder of record of the shares of CIGNA Corporation common stock you state you beneficially own. CIGNA Corporation requests that you provide documentary support in the form of one or more brokerage statements showing that you have been a beneficial owner of those shares of CIGNA Corporation common stock since at least November 4, 2004. If this deficiency is not remedied within 14 days from the date you received this notification letter, CIGNA Corporation will have the right to exclude your proposal.

Sincerely,

Carol J. Ward

RECEIVED

C 14 2005 12:19 FR CIGNA/TL48D 215 761 5215 TO 8120263753910 P.08/08

RECEIVED
NOV 29 2005

CALIBRE November 28, 2005

Ms. Carol J. Ward
CIGNA Corporation
1650 Market Street
Philadelphia, PA 19192

Dear Ms. Ward:

I am the financial advisor for Raymond Ruddy. Please contact me at (781) 893-8040 if you have any questions regarding the enclosed documentation.

Sincerely,

John H. Biebel

John H. Biebel, J.D., CFP®
Director, Client Management
john.biebel@calibre.com

Enclosures

cc: Raymond B. Ruddy

800 South Street Suite 195 Waltham, MA 02451 Tel 781 893 8040 Fax 781 893 4088 www.calibre.com

195560_1.DOC

WACHOVIA

RECEIVED
NOV 29 2005

Via US Mail

November 28, 2005

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of CIGNA Corporation

Dear Ray:

Please let this letter serve as confirmation that you have continuously owned 100 shares of CIGNA stock since November 4, 2002. You purchased these shares for approximately $3,900, and they are now worth approximately $11,400.

I have delivered a copy of this letter via overnight mail to Carol Ward, Corporate Secretary & Compliance Officer of CIGNA Corporation. Please call me should you have any questions.

Sincerely,

John H. Biebel

John H. Biebel J.D., CFP®
Director, Client Management
john.biebel@calibre.com

cc: Carol J. Ward

South Street, Suite 105, Waltham, MA

195556_1.DOC

WACHOVIA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CIGNA Corporation
Incoming letter dated December 22, 2005

The proposal requests the Board of Directors to implement a policy listing all charitable contributions on the company website.

There appears to be some basis for your view that CIGNA may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of CIGNA's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CIGNA omits the proposal from its proxy material in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Amanda McManus
Attorney-Adviser